INVEST IN **DAST CONSULTING SERVICES**

Creating Cashflow for Christian Education





DAST

dast.co Placerville, CA

Highlights

1. 10x growth in schools served 2022 to 2023. On pace for 10x growth 2023 to 2024 in students served.
2. Cashflow positive since inception ($500K+ net income in 2023).
3. Revenue increased from $866K (2022) to $4,984K (2023).
4. Success-based revenue model. No upfront fee for the schools. DCS takes 20% of the money procured.
5. Texas schools working with DCS receive $1M on average, compared to state average of $246K.
6. Targeting quarterly profit distributions to investors by Q3 2026 (can not be guaranteed).

Featured Investor

Grant Melcher
Syndicate Lead

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Invested $10,000

Devoted Christian, family man and Regional Sales Manager.

"As a lead investor in DAST Consulting Services, I am proud to endorse this groundbreaking company at the intersection of education and technology. Their innovative approach to unlocking funding for private schools, using cutting-edge technology, is transforming the education sector. Backed by a world-class team of experts in both education and technology, DCS is uniquely positioned to deliver exceptional value to private schools, ensuring access to the resources they need to thrive. I am confident that their visionary leadership and commitment to excellence will continue to drive significant impact in the education landscape."

Our Founder



David Sexauer Founder & CEO



Over 25 years' experience in Christian education -- fundraising, consulting, and as a head of school. Ground Surveillance Systems Operator in the U.S. Army. Bachelor's in Religion and History from Azusa Pacific University.

Our Pitch



ceo@dast.co
DAST
UNLOCKING THE FINANCIAL RESOURCES SO THAT EVERY SINGLE CHILD IN AMERICA CAN HAVE ACCESS TO A CHRIST CENTERED EDUCATION





PITCH DECK 2024
THE PROBLEM
There are significant resources available to help every child in America have access to a Christ-centered education. However, many of these resources remain unused. Federal and state grants specifically earmarked for non-public schools often go unclaimed, leading to missed opportunities for schools to expand their reach.





PITCH DECK 2024
THE SOLUTION
DAST Consulting Services is a B2B SaaS-enabled Service Company that helps schools to easily Find, Get, and Spend government money. Powered by an enterprise-grade data warehouse with the most complete set of education funding data, cutting age generative AI capabilites, integrations with industry leaders such as EdLink, and an innovative marketplace of service providers, our clients have "no dollar left behind" in their pursuit of increasing capacity to serve more students.
Find
Get
Spend

PLATFORM DEMO
Dashboard
DAST Education Funding Overview
AI Powered Onboarding Process
1. School Connects their student data to DAST
blackbaud
FACTS
EDLINK
DAST
CONSULTING





2. AI-Generated Parent Surveys & Questionnaires for Schools
DAST
Data Warehouse
DEF Bot
Email Templates
Surveys and Questionnaires

OUR GROWTH STORY

2021 →

STARTED WITH A FEW SCHOOLS IN **INDIANA**

2022 →

EXPANDED INTO SERVING SCHOOLS IN **TEXAS**

2023 →

HELPED 24 SCHOOLS IN TEXAS UNLOCK OVER $25M

↘

THE SCHOOLS WE WORKED WITH AVERAGED $1 MILLION, WITH OUR BEST SCHOOL RECEIVING $4 MILLION COMPARED TO THE $300K AVERAGE IN THE STATE



PITCH DECK 2024

MARKET SIZE

↘ **$100 BILLION***

Total Available Market (30,000 Private schools)

↘ **$1 BILLION***

Target Available Market (3,000 Private schools)

↘ **$100* MILLION**

Serviceable Next 24 Months Market (300 Private Schools)

***Annually**

Market Size Sources: Council on American Private Education, National Council for Education Statistics.

BUSINESS MODEL



$1 Billion

Targeting 10% of the market (3,000 schools or $1B in funding)

20% Margin

No up front fees charged to a school. Once we help them Find, Get, and Spend the government money, our fee is 20% of the allocation.

$200+ Million

Targeting 10% of the market (3,000 schools or $1B in funding) with a 20% margin on services provided would generate $160m in annual gross profit.

Market Size Sources: Council on American Private Education, National Council for Education Statistics.

↘ FINANCIAL NUMBERS

	2022 *FIRST FULL YEAR IN BUSINESS	2023	2024	2025
Revenues	$865,951	$4,984,047	$5,413,665	$10,200,000
Total Costs and Expenses	$511,137	$4,453,515	$4,872,298	$8,160,000
Net Income	$354,814	$530,532	$541,367	$2,040,000

Note: Financial projections can not be guaranteed.

PITCH DECK 2024

GROWTH GOAL

We are laser focused on maximizing the time of the seven fat cows, and we are bullish on our ability to capture the market.

